================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004
                            ------------------------


                                    FORM 11-K

     (Mark One)

/ X / Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

       For the period ended September 1, 2001     Commission file number  1-9553

                                       OR

/  /   Transition Report Pursuant to Section 15(d) of the Securities Exchange
       Act of 1934





                          CBS EMPLOYEE INVESTMENT FUND
          ------------------------------------------------------------
                            (Full title of the plan)





                                   VIACOM INC.
          ------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)




                                  1515 Broadway
                            New York, New York 10036
          ------------------------------------------------------------
                    (Address of principal executive offices)

================================================================================

                          CBS EMPLOYEE INVESTMENT FUND
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS
                                -----------------


                                                                                   Page

INDEPENDENT AUDITORS' REPORT                                                       1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
      As of September 1, 2001 and December 31, 2000                                2

   Statement of Changes in Net Assets Available for Benefits
      For the Period January 1, 2001 through September 1, 2001                     3

   Notes to Financial Statements                                                4-12

SUPPLEMENTAL SCHEDULE:

         Schedule of Reportable Transactions For the
            Period January 1, 2001 through September 1, 2001                      S1

      All other schedules are omitted as not applicable or not required.

Exhibit:

  I.     Consent of Independent Accountants


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, here-unto duly authorized.

                                           CBS Employee Investment Fund

                                           By:  /s/ Barbara Mickowski
                                              ----------------------------------
                                              Barbara Mickowski
                                           Member of the Retirement Committee

                          INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of the
CBS Employee Investment Fund

We have audited the accompanying statements of net assets available for benefits of the CBS Employee Investment Fund ("the Plan") as of September 1, 2001 and December 31, 2000, and the related statement of changes in net assets available for benefits for the period January 1, 2001 through September 1, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of September 1, 2001 and December 31, 2000, and the changes in net assets available for benefits for the period January 1, 2001 through September 1, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of reportable transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the period January 1, 2001 through September 1, 2001 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mitchell & Titus, LLP
Philadelphia, Pennsylvania
February 22, 2002

                          CBS EMPLOYEE INVESTMENT FUND
                 Statements of Net Assets Available for Benefits
                  As of September 1, 2001 and December 31, 2000
--------------------------------------------------------------------------------


                                                                                        (in thousands)
                                                                                  2001                   2000
                                                                             -------------           -------------
                                     ASSETS

Investments:
         Investments, at fair value                                          $           -           $     789,482
         Investments, at contract value                                                  -                 381,207
         Loans to participants                                                           -                  16,751
                                                                             -------------           -------------
                  Total investments                                                      -               1,187,440
                                                                             -------------           -------------

Employer's contributions receivable                                                      -                     991
Employees' contributions receivable                                                      -                     969
Interest and dividends receivable                                                        -                      80
                                                                             -------------           -------------

         Total assets                                                                    -               1,189,480
                                                                             -------------           -------------

                                   LIABILITIES

Payable to brokers for unsettled trades                                                  -                   1,850
Other liabilities                                                                        -                     522
                                                                             -------------           -------------

         Total liabilities                                                               -                   2,372
                                                                             -------------           -------------

         Net assets available for benefits                                   $           -           $   1,187,108
                                                                             =============           =============

   The accompanying notes are an integral part of these financial statements.

                          CBS EMPLOYEE INVESTMENT FUND
            Statement of Changes in Net Assets Available for Benefits
            For the Period January 1, 2001 through September 1, 2001
--------------------------------------------------------------------------------

                                                                                        (in thousands)
ADDITIONS
Contributions:

    Employer                                                                            $      10,775
    Employee                                                                                   26,910
                                                                                    -----------------
                                                                                               37,685
                                                                                    -----------------

Investment income:
    Dividends                                                                                   1,219
    Interest                                                                                   17,565
    Net (depreciation) of investments                                                         (87,007)
                                                                                    ------------------
         Investment income, net                                                               (68,223)
                                                                                    ------------------

Transfers from King World Productions, Inc. Retirement
  Savings Plan                                                                                 21,907
                                                                                    -----------------

         Total additions                                                                       (8,631)
                                                                                    ------------------


DEDUCTIONS

Benefits paid to participants                                                                   55,744
Administrative expenses                                                                            766
Transfers to Viacom 401(k) Plan                                                              1,121,967
                                                                                     -----------------

         Total deductions                                                                    1,178,477
                                                                                     -----------------

         Net (decrease)                                                                     (1,187,108)

         Net assets available for benefits, beginning of year                                1,187,108
                                                                                     -----------------

         Net assets available for benefits, end of year                                  $           -
                                                                                     =================

   The accompanying notes are an integral part of these financial statements.

                          CBS EMPLOYEE INVESTMENT FUND
                          Notes to Financial Statements
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The CBS Employee Investment Fund ("the Plan") was established by CBS Broadcasting Inc. (the "Company") (formerly CBS Inc.) a wholly owned subsidiary of CBS Corporation (the "Corporation" or "CBS") (formerly conducted business as Westinghouse Electric Corporation). On May 4, 2000, CBS was merged with and into Viacom Inc. ("Viacom"). Viacom became the sponsor of the Plan effective with the merger. The Viacom Retirement Committee serves as the plan administrator.

     The Plan was established to provide a convenient way for employees of the Company to save and invest for retirement. The Plan is considered a defined contribution type of profit sharing plan and, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Plan Mergers and Amendments
     ---------------------------

     Viacom 401(k) Plan Merger

     Effective after the close of business on August 31, 2001, the assets and liabilities of the Plan merged into the Viacom 401(k) Plan, and the Plan ceased to exist as a stand-alone plan. Certain provisions of the Viacom 40l
     (k) Plan differ from those provisions of the Plan that were effective prior to the merger. Participants should refer to the Viacom 401 (k) Plan document, as amended effective September 1, 2001, for provisions applicable to Plan participants.

     Other

     Effective January 1, 2000, the Plan was amended to allow all active employees of the Westinghouse Savings Program, another qualified plan sponsored by the Company, to become participants of the Plan.

     Effective January 1, 2000, the Plan was amended to provide for certain participants of the Plan to be transferred to the Infinity Broadcasting Corporation Employees' 401(k) Plan, another qualified plan sponsored by a Viacom subsidiary.

     Effective January 1, 2001, the Plan was amended to merge the King World Productions, Inc. Retirement Savings Plan (King World) into the Plan. On January 2, 2001, assets for 155 King World participants were transferred to the Plan.

     Plan Provisions
     ---------------

     The following is a brief description of certain provisions of the Plan, effective prior to the merger with the Viacom 401(k) Plan. Participants should refer to the Plan document for the complete Plan provisions.

                          CBS EMPLOYEE INVESTMENT FUND
                          Notes to Financial Statements
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN (continued)

     Eligibility

     All employees of the Company and certain of its subsidiaries in the United States, as well as U.S. citizens abroad, who are employed on a full-time basis in executive, non-union office and hourly positions, are eligible to participate in the Plan immediately. Employees working on a part-time basis are eligible to participate in the Plan upon the completion of one year of employment, if the employee worked at least 1,000 hours in that year. Other groups designated by the Company or by the terms of a collective bargaining agreement are also eligible to participate in the Plan.

     Investment Options

     Pursuant to the May 4, 2000 merger between CBS and Viacom, each share of CBS common stock held by the Plan was converted into 1.085 shares of Viacom Class B Common Stock.

     On February 14, 2001, Infinity Broadcasting Corporation merged into Viacom. Pursuant to the merger, each share of Infinity stock held in the Infinity Stock Fund was converted into 0.592 of shares of Viacom Class B Common Stock.

     The Plan had eleven investment options, which were: Stable Value Fund, Short Term Life Cycle Fund, Medium Term Life Cycle Fund, Long Term Life Cycle Fund, S&P Index Fund, Active U.S. Equity Fund, Small Cap U.S. Equity Fund, International Equity Fund, Company Stock Fund, Infinity Stock Fund and the Self-Directed Account.

     As a result of the merger of the Plan with the Viacom 401(k) Plan, any amounts previously designated for investment in the Active U.S. Equity and the International Equity Funds were transitioned into the Barclays Global Investors S&P 500 Index and Capital Guardian International Equity Funds, respectively.

     Employees are allowed to transfer balances among any of the fund options in increments of 1%.

     The Self-Directed Account allows Plan participants to establish an investment account with the trustee and gain access to an expanded number of investment options. A Self-Directed Account can be established if the participant has a Plan balance of at least $5,000; the minimum initial investment option is $2,500. Additional transfers into the Self-Directed Account must be in $1,000 increments. Fees are charged on transactions in the Self-Directed Account and are charged directly against the participant's Self-Directed Account balance.

                          CBS EMPLOYEE INVESTMENT FUND
                          Notes to Financial Statements
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN (continued)

     Participant Loans

     Additionally, the Plan maintains a Loan Provision Fund for outstanding participant loans as discussed below.

     The Plan allows employees to request loans from their account without incurring a taxable event. Participants may request loans for a minimum of $1,000, but not to exceed the lesser of $50,000 (reduced by the highest outstanding balance of any loan from the Plan during the prior twelve months) or one half of the market value of the vested portions of all the participant's separate accounts on the date of the loan. No more than one loan may be made per year, and not more than two loans may be outstanding. When a participant has two loans, one of the outstanding loans must be for the purpose of purchasing a primary residence.

     Interest on participants' loans are based on the latest blended rate for the Stable Value Fund, rounded to the nearest quarter percentage point, as of the valuation date of the calendar quarter preceding the loan's effective date. The loans must be repaid within five years, with the exception of a loan used to acquire a primary residence, for which repayment is not to exceed fifteen years. In the event of default on a loan payment, all remaining payments are considered immediately due and payable. The defaulted portion of any outstanding loan including accrued interest is offset against the remaining balance in the participant's account.

     Contributions

     Employee participation in the Plan is voluntary. Employee contributions can be between 1% and 15% of base annual salary on a before or after-tax basis. Employees may contribute, on a before-tax basis, up to a maximum of $10,500. Participants may also make additional voluntary lump sum contributions on an after-tax basis. Employee contributions are directed by participants to any combination of funds, as designated by the employee. Allocations to the funds may be made in 1 percentage point increments.

     The Company may make performance based discretionary contributions to the Plan. Company matching contributions are based on employees' before-tax contributions (up to a maximum of 5% of eligible pay). In 2001 and 2000, the Company match equaled 50% of each $1.00 contributed on a before-tax basis up to 5% of eligible pay. Employer contributions are initially directed to the Company Stock Fund. Employees can subsequently transfer the employer contribution, in increments of 1% to any of the fund options.

                          CBS EMPLOYEE INVESTMENT FUND
                          Notes to Financial Statements
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN (continued)

     Contributions (continued)

     Company contributions become vested at the rate of 33-1/3% per annum until fully vested after three years of employment.

     The overall maximum annual contribution to the Plan for a participant, including before-tax, after-tax and Company matching contributions is $30,000 or 25% of an employee's base pay. All employer and employee contributions are subject to specified limitations as described in ERISA and other applicable federal and state laws.

     Distributions

     Upon termination, most participants have the option of receiving the balance in their accounts in cash, monthly or annual payments over a period of time not to exceed 240 months. For terminated participants, who have an account balance in excess of $5,000, an option is available to leave their account balance in the Plan and have it distributed at any valuation date provided however, that payments commence no later than April 1, of the year following the year in which they reach age 70 1/2. Terminated participants with account balances of less than $5,000 receive a mandatory lump sum payment.

     Non-vested employer contributions are forfeited upon termination and are used to reduce future employer contributions and for plan expenses. At September 1, 2001 and December 31, 2000, forfeited non-vested amounts were $181,758 and $180,406, respectively.

     Withdrawals of a participant's after tax contributions account are permitted at any time, but are limited to two withdrawals per calendar year.

     Withdrawals of a participant's tax-deferred contributions are permitted after the participant has reached age 59-1/2, or before reaching such age in the event of hardship, but are limited to two withdrawals per calendar year.

     The Tax Reform Act of 1986 imposed a 10% penalty on certain withdrawals and distributions made before the participant reaches age 59-1/2.

2.   SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation
     ---------------------

     The financial statements of the Plan have been prepared under the accrual method of accounting.

                          CBS EMPLOYEE INVESTMENT FUND
                          Notes to Financial Statements
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     Basis of Presentation (continued)
     ---------------------

     As a result of the merger of the Plan with the Viacom 401 (k) Plan, the financial statements presented are as of September 1, 2001 and for the period January 1, 2001 through September 1, 2001.

     Investment Valuation
     --------------------

     An individual participant's interest in the funds of the Plan is represented by the dollar value of the participant's individual account.

     Investments, except for certain guaranteed annuity and investment contracts, are stated at fair value. Investments in securities traded on a national securities exchange are valued at the closing sales price on the last business day of the year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price; participations in pooled trust funds are stated at the Trust's beneficial interest in the aggregate fair value of assets held by the particular fund as reported by the Plan's fund manager. The carrying value of the Plan's investment in the guaranteed annuity contracts and guaranteed investment contracts is cost plus accrued interest.

     Investment Transactions and Investment Income
     ---------------------------------------------

     Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of securities is based on average cost.

     Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

     The net appreciation (depreciation) of investments, consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments, as reflected in the Statement of Changes in Net Assets Available for Benefits.

     Payment of Benefits
     -------------------

     Benefits are recorded when paid.

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                          CBS EMPLOYEE INVESTMENT FUND
                          Notes to Financial Statements
-------------------------------------------------------------------------------

3.   INVESTMENTS

     Investments held by the Plan as of September 1, 2001 and December 31, 2000 are summarized by their fair and contract values in the following table:


                                                        September 1,             December 31,
                                                     -------------------       ------------------
                                                            2001                     2000
                                                     -------------------       ------------------
                                                                      (in thousands)
Investments at Fair Value as Determined
by Quoted Market Prices

  Common stocks                                      $                 -       $          203,871 (A)
  Preferred stock                                                      -                      637
  U.S. Government securities                                           -                        4
  Fixed Income                                                         -
  Registered investment companies                                      -                  104,506

Investments at Estimated Fair Value
  Common collective trusts                                             -                  480,464

Investments at Contract Value
  Value of interest in unallocated
    insurance contracts                                                -                  381,207
                                                     -------------------       ------------------
                                                     $                 -       $        1,170,689
                                                     ===================       ==================

(A) Includes common stock of related parties, Viacom ($170,657) and Infinity Broadcasting Corporation ($15,563) in 2000.

     Investments that represent 5 percent or more of the Plan's Net Assets are listed in the following table:


                                                        September 1,              December 31,
                                                     -------------------       ------------------
                                                            2001                      2000
                                                     -------------------       ------------------
                                                                    (in thousands)

   Viacom Inc. Class B Common Stock                  $                 -       $          170,657
   Barclay Equity Index Fund                                           -                  420,766
   State Street Bank and Trust                                         -                   65,393

                          CBS EMPLOYEE INVESTMENT FUND
                          Notes to Financial Statements
--------------------------------------------------------------------------------

3.   INVESTMENTS (continued)

     The net (depreciation) in the fair value of investments is summarized as follows:

                                                                  Period
                                                             January 1, 2001 -
                                                             September 1, 2001
                                                             -----------------
                                                               (in thousands)
          Investments at Fair Value as Determined
          by Quoted Market Prices
             Common stocks                                   $       (22,300)
             Registered investment companies                         (62,288)

          Investments at Estimated Fair Value
             Common collective trusts                                 (2,419)

                                                             -----------------
                                                             $       (87,007)
                                                             =================


     The Plan has a number of benefit-responsive investment contracts with certain insurance companies. At September 1, 2001 and December 31, 2000, the Plan held $0 and $381 million, respectively, of unallocated insurance contracts. These contracts are recorded at their contract values. The relevant contract and fair value information for insurance contracts held at December 31, 2000 is summarized below:


                                                                   December 31, 2000: (in thousands)
     ----------------------------------------------------------------------------------------------------------
                                                   Effective       Interest          Contract            Fair
     Investment Contracts                            Date            Rate              Value             Value
     ----------------------------------------------------------------------------------------------------------
     Allstate Life Ins. Co.                        01/08/98          6.04%         $   48,684        $   48,424
     Allstate Life Ins. Co.                        08/16/96          6.67%             10,532            10,550
     JP Morgan Chase                               06/10/99          6.66%             38,261            39,700
     John Hancock Life Ins. (Fixed)                12/01/95          6.00%              7,489             7,480
     John Hancock Life Ins. (Variable)             06/10/97          5.27%              9,051             8,940
     John Hancock Life Ins.                        03/05/98          5.84%             29,222            29,506
     John Hancock Life Ins. (MBIA)                 01/13/99          6.00%             23,717            23,686
     Monumental Life Ins. Co.                      07/01/00          6.65%             29,935            29,982
     New York Life Ins. Co.                        07/01/94          7.25%              4,574             4,656
     New York Life Ins. Co.                        09/08/94          7.35%              8,761             8,969
     New York Life Ins. Co. (MBIA)                 01/13/99          7.25%             14,455            14,710
     Prudential (MBIA)                             06/30/95          6.26%             35,120            35,204
     State Street Bank & Trust                     08/19/98          6.39%             65,393            66,309
     UBS AG                                        11/22/99          6.89%             56,013            56,544
     ----------------------------------------------------------------------------------------------------------
              Total                                                                $  381,207        $  384,660
     ----------------------------------------------------------------------------------------------------------

                          CBS EMPLOYEE INVESTMENT FUND
                          Notes to Financial Statements
--------------------------------------------------------------------------------

4.   TRANSFERS TO THE VIACOM 401 (K) PLAN

     Effective after the close of business on August 31, 2001, the Plan was merged into the Viacom 401 (k) Plan. The net assets transferred to the Viacom 401 (k) Plan consisted of the following:

          Assets
          Investments, at fair value                       $       702,719
          Investments, at contract value                           404,058
          Loans to participants                                     17,291
          Other receivables                                             67
          Cash                                                       2,578
                                                           ---------------
              Total Assets                                       1,126,713

          Liabilities                                                4,746
                                                           ---------------

               Net assets transferred to
                   Viacom 401 (k) Plan                     $     1,121,967
                                                           ===============


5.   TAX STATUS

     Prior to the merger of the Plan with the Viacom 401 (k) Plan, an application for a new determination letter for the Plan was filed with the Internal Revenue Service. The Internal Revenue Service determined and informed the Company by a letter dated December 18, 2001, that the Plan was designed in accordance with applicable sections of the Internal Revenue Code ("IRC").

     Participants were not subject to income tax on contributions made on their behalf by the Company nor on the plan earnings credited to their account until such time as they withdraw all or any part of their accumulated balance.

                          CBS EMPLOYEE INVESTMENT FUND
                          Notes to Financial Statements
--------------------------------------------------------------------------------

6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:


                                                                               September 1,           December 31,
                                                                             ------------------    --------------------
                                                                                   2001                   2000
                                                                             ------------------    --------------------
                                                                                          (in thousands)
Net assets available for benefits per the financial
  statements                                                                  $               -    $          1,187,108
Amounts allocated to withdrawing participants                                                 -                    (243)
                                                                             ------------------    --------------------
         Net assets available for benefits per Form 5500                      $               -     $         1,186,865
                                                                             ==================    ====================

     The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:


                                                                              Period
                                                                         January 1, 2001 -
                                                                         September 1, 2001
                                                                         -----------------
                                                                          (in thousands)
Benefits paid to participants per the financial statements                 $      55,744

   Less: Amounts allocated to withdrawing participants
     during the previous year ended December 31, 2000                               (243)
                                                                           -------------

         Benefits paid to participants per Form 5500                       $      55,501
                                                                           =============

     Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

7.   PLAN TERMINATION

     Effective after the close of business on August 31, 2001, the Company elected to merge the Plan's assets and liabilities into the Viacom 401 (k) Plan and the Plan ceased to exist as a stand-alone plan. Although the Company has not expressed any intent to terminate the Viacom 401(k) Plan, it is free to do so at any time, subject to the provisions of ERISA. In the event of termination, participants will become 100% vested and the net assets of the Plan shall be allocated among the participants and their respective beneficiaries of the Plan in the order provided for in ERISA.




                                                         CBS EMPLOYEE INVESTMENT FUND
                                                      Schedule of Reportable Transactions
                                          For the Period January 1, 2001 through September 1, 2001
------------------------------------------------------------------------------------------------------------------------------------


(a) Identity of Party Involved                   (c) Purchase             (d) Selling          (g) Cost of               (i) Net
(b) Description of Asset                             Price                    Price                Asset                     Gain
----------------------------------------       -----------------         -------------        -------------             ------------

VIACOM, INC. CLASS B COMMON STOCK                  42,350,187                     -                     -                      -

VIACOM, INC. CLASS B COMMON STOCK                         -               43,287,681            36,753,318              6,534,363

TBC INC. POOLED EMPLOYEE FUNDS
 DAILY LIQUIDITY FUND                             186,717,185                     -                     -                      -

TBC INC. POOLED EMPLOYEE FUNDS
 DAILY LIQUIDITY FUND                                     -              178,789,717           178,789,717                    -

BARCLAY EQUITY INDEX FUND                         26,688,919                     -                     -                      -

BARCLAY EQUITY INDEX FUND                                -                34,195,629            28,146,566              6,049,063

                                       S1

                                    EXHIBIT I

                         CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation, by reference in the registration statement (No. 333-36440, 333-88613 and No. 333-55346) on Form S-8 of Viacom
Inc., of our report dated February 22, 2002, included in the Annual Report of the CBS Employee Investment Fund on Form 11-K for the period ended September 1, 2001.


Mitchell & Titus, LLP
Philadelphia, Pennsylvania
February 27, 2002